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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-65705

FACING PAGE
Information required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **01/01/18**   AND ENDING   **12/31/18**
                                    mm/dd/yy   mm/dd/yy

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Growth Capital Services, Inc.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

582 Market Street, Ste. #300
(No. and Street)

San Francisco   **California**   **94104**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Amanda Brown   **(415) 655-1646**
                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
                         (Name – if individual, state last, first, middle name)

2700 Ygnacio Valley Road, # 270   **Walnut Creek**   **California**   **94598**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑   Certified Public Accountant

☐   Public Accountant

☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, **Brian Dunn**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Growth Capital Services, Inc.**, as of **December 31, 2018**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE _____

STATE OF CALIFORNIA COUNTY OF San Francisco

Subscribed and sworn to (or affirmed) before me on this 01 day of March 20 19 by Brian Dunn

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

_____
Signature

_____
Director
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Management statement regarding compliance with the exemption provision for Rule 15c3-3.
- ☑ (p) Report of independent registered public accounting firm regarding Rule 15c3-3, Exemption Report.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

Growth Capital Services, Inc.

Annual Audit Report

December 31, 2018

Growth Capital Services, Inc.

December 31, 2018

Table of Contents


office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Growth Capital Services, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Growth Capital Services, Inc. (the "Company") as of December 31, 2018, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Engagement Partner Disclosure
The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2016.

Other Information
The supplemental information contained in Schedule I – Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 27, 2019

1

Growth Capital Services, Inc.

Statement of Financial Condition

December 31, 2018

Assets		
Cash and cash equivalents	$	435,957
Accounts receivable, net		362,532
Prepaid expenses and other assets		76,011
Total Assets	$	874,500
Liabilities and Shareholders' Equity		
Accounts payable and accrued liabilities	$	598,989
Unearned revenue		2,500
Total Liabilities		601,489
Shareholders' Equity		
Common stock ($0.0001 par value; 10,000,000 shares authorized; 7,505,348 shares issued and outstanding)		751
Additional paid in capital		380,496
Accumulated Deficit		(108,236)
Total Shareholders' Equity		273,011
Total Liabilities and Shareholders' Equity	$	874,500

The accompanying notes are an integral part of these financial statements.

Growth Capital Services, Inc.

Statement of Income

For the Year Ended December 31, 2018

Revenue		
Commission revenue	$	10,485,787
Membership fees		672,393
Other income		165,981
Total Revenue		11,324,161
Operating Expenses		
Commission expense		9,651,114
Consultants		94,045
Compensation		675,323
Professional fees		405,143
Rent		21,480
Travel		2,672
Bad debt		20,143
Taxes		15,325
Depreciation expense		-
General and administrative		493,624
Total Expenses		11,378,869
Net Income (Loss)	$	(54,708)

The accompanying notes are an integral part of these financial statements.

Growth Capital Services, Inc.

Statement of Changes in Shareholders' Equity

For the Year Ended December 31, 2018

	Common Stock		Additional Paid in Capital		Accumulated Deficit		Total	
January 01, 2018	$	751	$	380,496	$	(53,528)	$	327,719
Net income (loss)		-		-		(54,708)		(54,708)
December 31, 2018	$	751	$	380,496	$	(108,236)	$	273,011

The accompanying notes are an integral part of these financial statements.

Growth Capital Services, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2018

Cash Flows from Operating Activities		
Net income (loss)	$	(54,708)
Depreciation		-
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
(Increase) decrease in:		
Accounts receivable		684,869
Prepaid expenses and other assets		1,503
Increase (decrease) in:		
Accounts payable and accrued liabilities		(528,054)
Unearned revenue		(31,500)
Net Cash Provided by Operating Activities		72,110
Cash Flows from Investing Activities		
Loss of disposition on fixed assets		-
Net Cash Used in Investing Activities		-
Net Increase in Cash and Cash Equivalents		72,110
Cash and cash equivalents at beginning of year		363,847
Cash and Cash Equivalents at end of Year	$	435,957

The accompanying notes are an integral part of these financial statements.

Growth Capital Services, Inc.

December 31, 2018

1. **Organization**

    Growth Capital Services, Inc. (The Company) was incorporated in California on November 1, 2000, as ProgressiveTrade Securities, Inc. In January 2005, the Company changed its name to Aquillian Investments, Inc. In January 2007, the Company changed its name to Growth Capital Services, Inc. The Company operates as a registered broker/dealer in securities under the provisions of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

    The Company is engaged in business as a securities broker-dealer, specializing in the private placement of securities.

    Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a limited disclosure basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

2. **Significant Accounting Policies**

    Cash and Cash Equivalents
    The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

    The company maintains cash in three institutions. Accounts at each institution are insured by the Federal Deposits Insurance Corporation (FDIC) up to $250,000. At December 31, 2018 the company's cash balance exceeded the FDIC insured limit by $59,091.

    Accounts Receivable
    The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

    Commissions Payable
    The Company pays commissions to its registered representatives as a percentage of revenue earned. Commission expense and the payable are recorded when services are provided, and the corresponding revenue is recorded.

    Furniture and Equipment
    Furniture and equipment is carried at historical cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful life (5 to 7 years) of the asset.

    Revenue Recognition
    Revenues include securities commissions and membership fees paid by the Company's independent representatives for services earned. Revenue is recognized when performance obligations are satisfied. Deferred revenue represents the portion of revenue which relates to future periods covered by the Company's agreements.

    A new accounting pronouncement, ASC 606, was adopted during the year. The pronouncement had no impact on operations during the year.

The accompanying notes are an integral part of these financial statements.

Growth Capital Services, Inc.

December 31, 2018

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

2. Significant Accounting Policies (continued)

Income Taxes
The Company files a federal income tax return, a California state income tax return and a Florida state income tax return and measures its deferred tax assets and liabilities using the tax rates applicable to those income tax returns. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when necessary to reduce deferred income tax assets or liabilities.

3. Lease Commitments

The future minimum annual lease payments under a non-cancellable lease for the Company's office space, which expires on December 31, 2019, is $20,160.

4. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2018, the Company's net capital was $189,613 which exceeded the required $40,099 by $149,514. The Company's aggregate indebtedness to net capital ratio was 3.17 to 1.

5. Income Taxes

The Company accounts for income taxes in accordance with generally accepted accounting principles which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

Deferred tax assets and liabilities are primarily the result of federal and state net operating loss ("NOL") carryforwards. As of December 31, 2018, the Company had federal NOL carryforwards of $112,140 and no state NOL carryforwards that may be used to offset future taxable income. These amounts are considered immaterial to the financials and are not recorded in 2018. Net operating loss carryforwards expire at various times beginning in 2023.

There is no current year provision for federal income tax and no current year provision for state taxes. The Company is no longer subject to tax examinations by tax authorities for years before 2013.

6. Pension Plan Expense

The company maintains a Simplified Employee Pension – Individual Retirement Account (SEP-IRA) plan. Under a SEP-IRA an employer is permitted to contribute, for any one employee, twenty-five percent of the employee's total compensation not to exceed $55,000 in 2018. During the year ended December 31, 2018, no pension plan contributions were accrued and expensed.

The accompanying notes are an integral part of these financial statements.

Growth Capital Services, Inc.

December 31, 2018

7. **Subsequent Events**

The Company has evaluated subsequent events through the date of the independent auditors' report, the date which the financial statements were issued.

The accompanying notes are an integral part of these financial statements.

8

SUPPLEMENTAL INFORMATION

Growth Capital Services, Inc.
Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2018

Net Capital		
Total shareholder's equity	$	273,011
Less: Non-allowable assets		
Accounts receivable		362,532
Less commissions payable		(362,532)
Prepaid expenses and other assets		76,011
Total non-allowable assets		76,011
Haircut's on Securities		(7,387)
Net Capital		189,613
Net minimum capital requirement of 6 2/3 % of aggregate		
indebtedness of $601,489 or $5,000 whichever is greater		40,099
Excess Net Capital	$	149,514

Ratio of aggregate indebtedness ($601,489) to net capital ($189,613).	
(required to be less than 15:1)	3.17 to 1

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2018)

Net capital, as reported in Company's		
Part II of Form X-17A-5 as of December 31, 2018	$	131,807
Accounts Payable		57,806
Net Capital Per Above Computation	$	189,613

The accompanying notes are an integral part of these financial statements.



office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Growth Capital Services, Inc.

We have reviewed management's statements, included in the accompanying SEA 15c3-3 Exemption Report, in which (1) Growth Capital Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Growth Capital Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Growth Capital Services, Inc. stated that Growth Capital Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Growth Capital Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Growth Capital Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended December 31, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2016.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 27, 2019


**GROWTH
CAPITAL
SERVICES**
MEMBER FINRA, SIPC

February 22, 2019

SEA 15c3-3 Exemption Report

I, Brian Dunn, CEO of Growth Capital Services, Inc. (the "Company") represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2018 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Respectfully submitted,

Brian Dunn
Chief Executive Officer



CROPPER

an accountancy corporation

CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Shareholders
of Growth Capital Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Growth Capital Services, Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Growth Capital Services, Inc. for the year ended December 31, 2018, solely to assist you and SIPC in evaluating Growth Capital Services, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Growth Capital Services, Inc.'s management is responsible for Growth Capital Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 27, 2019

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
14*14*******2830*********************MIXED AADC 220
65705  FINRA   DEC
GROWTH CAPITAL SERVICES INC
ATTN: BRIAN DUNN
582 MARKET ST STE 300
SAN FRANCISCO, CA 94104-5304
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Katherine Murray 415-746-9450

2. A. General Assessment (item 2e from page 2) $ 16,924

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (6,264)

         07/27/18
         Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 10,660

   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ❑   Funds Wired ☒   ACH ❑
      Total (must be same as F above) $ 10,660

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Growth Capital Services

_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __28th__ day of __February__, 20 _19_ .

CEO
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 11,324,161

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   0

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   41,556

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
       (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

       Enter the greater of line (i) or (ii)

       Total deductions   41,556

2d. SIPC Net Operating Revenues $ 11,282,605

2e. General Assessment @ .0015 $ 16,924

(to page 1, line 2.A.)